Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Community Shores Bank Corporation

ChoiceOne Financial Services, Inc. Completes Successful Consolidation of
ChoiceOne Bank and Lakestone Bank & Trust

And Receives Regulatory Approval for Community Shores Bank Corporation
Acquisition

SPARTA, Mich. and LAPEER, Mich., May 18, 2020 – ChoiceOne Financial Services, Inc. (Nasdaq: COFS) ("ChoiceOne”), the parent company of ChoiceOne Bank, today announced the successful completion of its previously announced consolidation of Lakestone Bank & Trust into ChoiceOne Bank.

“We are pleased to complete this combination of ChoiceOne Bank and Lakestone Bank & Trust,” said ChoiceOne CEO Kelly Potes. “Our teams have worked incredibly hard over the last 14 months to combine our banking operations and make this transition as seamless as possible with limited disruption for our customers. Because of our separate, but similar markets, the consolidation presents many efficiencies and new growth opportunities in our expanded network across Michigan.”

In March of 2019, ChoiceOne announced the merger agreement with County Bank Corp., then the parent company of Lakestone Bank & Trust. On October 1, 2019, County Bank Corp, was merged into ChoiceOne after receiving regulatory and shareholder approvals. Doubling in size as a result of the merger, ChoiceOne is now an approximately $1.4 billion-asset bank holding company with 29 offices in West and Southeastern Michigan.

"We now look forward to our pending acquisition with Community Shores Bank Corporation as we move closer to achieving our vision to be the best bank in Michigan,” said Potes.

On January 6, 2020, ChoiceOne and Community Shores Bank Corporation ("Community Shores") announced the signing of a definitive merger agreement pursuant to which ChoiceOne will acquire Community Shores. On May 14, 2020, ChoiceOne received approval from the Federal Reserve Bank of Chicago, acting under authority delegated by the Board of Governors of the Federal Reserve System, to complete the merger. Completion of the merger is subject to certain customary closing conditions, including, among others, receipt of the requisite approval by Community Shores' shareholders.

“Our acquisition of Community Shores is a tremendous opportunity for our customers, communities, employees and shareholders and complements our vision to be the best bank in Michigan,” said Potes. “Joining forces with Community Shores is a natural geographical and cultural fit for ChoiceOne. It allows ChoiceOne to extend our footprint into Muskegon and Ottawa Counties and enhance the commitment that both Community Shores Bank and ChoiceOne Bank have to our West Michigan customers and communities.”

Upon completion of the Community Shores acquisition, the combined company will create an approximately $1.5 billion-asset bank holding company with 33 offices in West and Southeastern Michigan, making it the 12th largest bank holding company in Michigan based on asset size. ChoiceOne expects to consolidate Community Shores Bank into ChoiceOne Bank in the second half of 2020.

“Naturally as community banks, our teams excel at customer relations and community service,” said ChoiceOne President Michael Burke, Jr. “Together with our excellent management teams and similar cultures, we have leveraged our best technology, most innovative services and lucrative products, and the most efficient operations from each bank to secure our infrastructure and enhance our growth going forward. Now spanning Southeast and West Michigan, ChoiceOne will offer our customers and our communities the best of the best.”

“Our priorities for the future will build on the momentum our organization has set in place over the years,” said ChoiceOne Chairman of the Board, Paul Johnson. “Given the coronavirus pandemic we are experiencing, we believe our additional scale will prove to be a great asset as we help our customers navigate these unprecedented times. We will maintain the strength and resilience we have built over the last 120 years and look forward to growth in our new markets as we bridge the East and West sides of Michigan.”

Currently, ChoiceOne is working with the families, businesses and communities that are impacted by the coronavirus pandemic. ChoiceOne has taken serious measures to keep customers and employees safe. “While we have a robust online banking platform available and a complete mobile banking app, all of our branch offices are open by appointment as well,” said Potes. “We are also working diligently with our customers on many fronts including counseling, deferred loan payments and the Paycheck Protection Program. The safety and wellbeing of our customers is our main focus as we move forward during these unusual times.”

About ChoiceOne

ChoiceOne Financial Services, Inc. is a financial holding company headquartered in Sparta, Michigan and the parent corporation of ChoiceOne Bank. Member FDIC.  ChoiceOne Bank operates 29 offices across Michigan – 15 offices in parts of Lapeer, Macomb and St. Clair counties and 14 offices in parts of Kent, Ottawa, Muskegon, and Newaygo counties.  ChoiceOne Bank offers insurance and investment products through its subsidiary, ChoiceOne Insurance Agencies, Inc. ChoiceOne Financial Services, Inc. common stock is quoted on the Nasdaq under the symbol “COFS.” For more information, please visit Investor Relations at ChoiceOne’s website at choiceone.com.

About Community Shores Bank Corporation

Community Shores Bank Corporation is the bank holding company of Community Shores Bank, the only independent community bank with headquarters in Muskegon, Michigan. Community Shores Bank serves businesses and consumers in the western Michigan counties of Muskegon and Ottawa from four branch offices. For more information, please visit Investor Relations at Community’s website at https://communityshores.com/investor-relations/.

Forward-Looking Statements

This release may contain forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor Community Shores undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

•	the impacts of the recent global coronavirus outbreak (COVID-19);
•	the failure of Community Shores to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction, on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and Community Shores do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and
•	the outcome of any legal proceedings that may be instituted against ChoiceOne or Community Shores.

Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 and in Item 1A in ChoiceOne Financial Service, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between ChoiceOne and Community Shores. In connection with the proposed merger, ChoiceOne has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, that includes the Proxy Statement of Community Shores and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction, which was declared effective as of May 1, 2020. A definitive Proxy Statement/Prospectus has also been sent to Community Shores shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ChoiceOne and Community Shores, may be obtained at the SEC’s Internet site http://www.sec.gov. You may obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from Community Shores by accessing Community Shores' website at http://www.communityshores.com (which website is not incorporated herein by reference). Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, Michigan 49345, Attention: Mr. Thomas L. Lampen, or by calling 616-887-7366, or to Community Shores, 1030 West Norton Avenue Muskegon, Michigan 49441, Attention: Ms. Heather Brolick, or by calling 231-780-1845.

Participants in Solicitation

Community Shores and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Community Shores shareholders in respect of the transaction described in the Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Contacts

ChoiceOne Financial Services, Inc.

Kelly Potes

Chief Executive Officer

616-887-7366
kpotes@choiceone.com

Michael Burke, Jr.

President

810.664.2977

MBurke@lakestonebank.com

Community Shores Bank Corporation

Heather Brolick

President & CEO

Community Shores Bank

231-780-1845

hbrolick@communityshores.com

Source: ChoiceOne Financial Services